UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,453,975 (1)
	8.	Shared Voting Power 16,388,765 (2)
	9.	Sole Dispositive Power 66,453,975 (3)
	10.	Shared Dispositive Power 24,388,765 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,842,740
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.6% (5)
14.	Type of Reporting Person (See Instructions) IN

Note: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number includes the Class A Shares held by: (i) Mr. Garcia (52,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (1,464,517 shares), which Mr. Garcia wholly owns and controls, (iii) EGC II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls, and (iv) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(2)

This number reflects the Class A Shares held by (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (ii) DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) (4,336,765 shares on an as-converted basis), a wholly owned subsidiary of DriveTime Automotive Group, Inc. (“DriveTime”), of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder

(3)

This number includes the Class A Shares held by: (i) Mr. Garcia (52,937,458 shares on an as-converted basis), (ii) Verde (1,464,517 shares), which Mr. Garcia wholly owns and controls, and (iii) the Multi-Generational Trust (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(4)

This number reflects the Class A Shares held by (i) the 2004 Trust (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, (ii) DriveTime Sales (4,336,765 shares on an as-converted basis), a wholly owned subsidiary of DriveTime, of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder, and (iii) E-SPE (8,000,000 shares on an as-converted basis) which, Mr. Garcia wholly owns and controls. As further described in Item 6, the shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(5)

Based on 34,256,765 Class A Shares outstanding as of August 3, 2018, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,464,517 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,464,517 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,517 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3% (2)
14.	Type of Reporting Person (See Instructions) CO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	Based on 34,256,765 Class A Shares outstanding as of August 3, 2018 and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. DriveTime Sales and Finance Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,336,765 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,336,765 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,336,765 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2% (2)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.
(2)

Based on 34,256,765 Class A Shares outstanding as of August 3, 2018 and assuming the conversion of all Class A common units of Carvana Group held by DriveTime Sales into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. EGC II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,000,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.9% (3)
14.	Type of Reporting Person (See Instructions) OO

Note: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	As further described in Item 6, the Class A Shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.
(3)

Based on 34,256,765 Class A Shares outstanding as of August 3, 2018 and assuming the conversion of all Class A common units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D is filed jointly by Ernest C. Garcia II, Verde Investments, Inc. (“Verde”), DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) and EGC II SPE, LLC (“E-SPE”, and collectively with Mr. Garcia, Verde, and DriveTime Sales, the “Reporting Persons”) with respect to the Class A common stock, par value $0.001 per share, of the Issuer, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, and September 17, 2018 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2. Identity and Background

The first and second paragraphs of Item 2(a) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

This Schedule 13D is being filed by the Reporting Persons pursuant to the Joint Filing Agreement.

Neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that any of the Reporting Persons constitutes a “person” for any purpose other than Section 13(d) of the Act, or that the Reporting Persons or any other person constitute a “group” for any purpose.

The fifth and sixth paragraphs of Item 2(a) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

As of the date of this statement, Mr. Garcia is the record owner of 0 Class A Shares and 52,937,458 Class B Shares, Verde is the record owner of 1,464,517 Class A Shares and 0 Class B Shares, DriveTime Sales is the record owner of 0 Class A Shares and 4,336,765 Class B Shares, and E-SPE is the owner of 0 Class A Shares and 8,000,000 Class B Shares (the Class B Shares owned by E-SPE are pledged in connection with the margin loan described in Item 6).

Mr. Garcia directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Verde, E-SPE, the 2004 Trust, the Multi-Generational Trust and DriveTime Sales. Mr. Garcia wholly owns Verde and E-SPE and is the sole voting trustee of the Multi-Generational Trust and a voting co-trustee of the 2004 Trust. Mr. Garcia also is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

The following sentence is added as the last paragraph of Item 2(a) of the Original Schedule D:

The principal business of E-SPE is to serve as a special purpose vehicle in connection with the margin loan described in Item 6. The directors and executive officers of E-SPE are as follows: Mr. Garcia (Director and President), Michelle A. Dreyer (Director), Steven P. Johnson (Secretary) and Nancy V. Young (Treasurer).

Items 2(b) – 2(f) are hereby amended and restated in their entirety as follows:

(b)

The business address of Mr. Garcia, Verde and E-SPE, each of the directors and officers of Verde and E-SPE, and DriveTime Sales and its managers is 1720 W. Rio Salado Parkway, Suite A, Tempe, AZ 85281.

(c)

Mr. Garcia is the President and Chief Executive Officer of Verde, the president of E-SPE, and the executive chairman of DriveTime. This sub-item 2(c) is not applicable to Verde, E-SPE or DriveTime Sales.

(d)	None of the Reporting Persons or their respective directors, managers and officers have been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons or their respective directors, managers and officers have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)

Mr. Garcia is a United States citizen. Verde is an Arizona corporation and its directors and officers are United States citizens. DriveTime Sales is an Arizona limited liability company and each of its managers is a United States Citizen. E-SPE is an Arizona limited liability company and its directors and officers are United States citizens.

Item 5. Interest in Securities of the Issuer

The disclosures provided in Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting Power		Number of Shares* With Shared Voting Power		Number of Shares* With Sole Dispositive Power		Number of Shares* With Shared Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned
Ernest C. Garcia II	74,453,975		16,388,765	(1)	66,453,975		24,388,765	(2)	90,842,740	73.6%
Verde Investments, Inc.	1,464,517	(3)	0		1,464,517	(3)	0		1,464,517	4.3%
DriveTime Sales and Finance Company, LLC	0		4,336,765	(4)	0		4,336,765	(4)	4,336,765	11.2%
EGC II SPE, LLC	8,000,000	(5)	0		0		8,000,000	(5)	8,000,000	18.9%

*	All share numbers presented in this table assume full conversion of Class A Units (and their corresponding Class B Shares) to Class A Shares.
(1)

Reflects the Class A Shares held by (i) the 2004 Trust, of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (ii) DriveTime Sales, which is wholly owned by DriveTime, of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder.

(2)

Reflects the Class A Shares held by the 2004 Trust, DriveTime Sales, and E-SPE. The Class A Shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(3)	Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde. Power is exercised through Mr. Garcia.
(4)

Beneficial ownership of the Class A Shares owned by DriveTime Sales is also attributable to Mr. Garcia. Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

(5)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia as the sole member of E-SPE. Voting power is exercised through Mr. Garcia. The Class A Shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(c)

On September 21, 2018, Mr. Garcia contributed Class A Units and Class B Shares convertible into 8,000,000 Class A Shares of the Issuer to E-SPE, a special purpose entity of which Mr. Garcia is the sole member, in connection with the margin loan described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The penultimate paragraph in Item 6 of the Original Schedule 13D is hereby deleted and replaced with the following:

The description of the Trading Plan disclosed in Item 4 is hereby incorporated by reference into this Item 6.

On September 21, 2018, Mr. Garcia contributed Class A Units and Class B Shares convertible into 8,000,000 Class A Shares of the Issuer (the “Pledged Securities”) to E-SPE, a special purpose entity of which Mr. Garcia is the sole member, and E-SPE entered into a loan agreement (the “Loan Agreement”) with the lender parties thereto to borrow up to $75,000,000 in term and revolver loan facilities. To secure the obligations of E-SPE under the Loan Agreement, E-SPE has entered into a security and control agreement, pursuant to which E-SPE has pledged the Pledged Securities to the lenders. Mr. Garcia will retain all voting rights and rights to economic interests in the Pledged Securities in the absence of an event of a default under the Loan Agreement. Upon an event of default under the Loan Agreement, however, such rights would vest in the lenders to the Loan Agreement and the custodian under the Loan Agreement would have the ability, among other things, to transfer Pledged Securities into its name or to sell or dispose of such Pledged Securities.

The Pledged Securities are not subject to and will not be sold under the Trading Plan, nor do they consist of any Issuer securities owned by any Reporting Person other than those owned directly by E-SPE.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Carvana Group LLC Agreement, the Exchange Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the Amended and Restated Joint Filing Agreement, and the Underwriting Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4, 7.5, and 7.6, respectively, and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented to replace Exhibit 7.5 to the table of exhibits:

7.5	Amended and Restated Joint Filing Arrangement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: September 28, 2018

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

DriveTime Sales and Finance Company, LLC

By:	/s/ Clay Scheitzach
Clay Scheitzach
Manager

EGC II SPE, LLC

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President